Ruder Ware, L.L.S.C.
                                                    500 Third Street, Suite 700
 RUDER WARE                                         P.O. Box 8050
 BUSINESS ATTORNEYS FOR BUSINESS SUCCESS            Wausau, WI 54402-8050

                                                    Tel 715.845.4336
                                                    Fax 715.845.2718

                                                    akiburz@ruderware.com
                                                    www.ruderware.com

                                    June 2, 2006




VIA EDGAR AND U.S. MAIL
Mr. Michael Pressman
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   PSB Holdings, Inc.
            Schedule TO-I filed May 10, 2006
            File No. 5-80482

Dear Mr. Pressman:

      This letter responds to your comment letter dated May 23, 2006 in regard to the above referenced filing on Schedule TO by PSB Holdings, Inc. ("PSB"). For your convenience, we have repeated each comment in bold text and followed each comment by our response. Capitalized terms used herein without definition have the requisite meaning set forth in Schedule TO.

      PSB has amended Item 4(a) of Schedule TO as indicated in the responses to the comments. Our response indicates deletions to the text of the Offer to Purchase as <CAPITALIZED TEXT> and additions by CAPITALIZED TEXT.

OFFER TO PURCHASE

SUMMARY, PAGE 4

1. REFER TO Q&A 17. REVISE THE HERE AND THROUGHOUT THE DOCUMENT AS APPROPRIATE THAT YOU WILL PAY "PROMPTLY," NOT "AS SOON AS PRACTICABLE," FOLLOWING THE EXPIRATION OR TERMINATION OF THE OFFER. REFER TO RULES 13E-4(F)(5) AND 14E-1(C).

(1)   Q&A 17 has been amended and restated in its entirety to read as follows:

      17.   Q:    How and when will I be paid?
            A:    You will be paid the purchase price, in cash, <AS SOON AS
            PRACTICABLE> PROMPTLY after the expiration of the offer and the acceptance of the shares for payment. No interest will be paid on the purchase price. There may be tax consequences to receiving this payment. See Sections 1, 3, 5, and 13.

(2) The first full paragraph on page 6 of the Offer to Purchase in Section 1, "Number of Shares; Proration," has been amended and restated in its entirety to read as follows:

      Certificates for all shares tendered and not purchased pursuant to the offer will be returned to the tendering shareholders at our expense <AS PROMPTLY AS PRACTICABLE> PROMPTLY following the Expiration Time. See "Proration" below, in this Section 1.

(3) The second sentence under the subcaption "Proration" on page 6 of the Offer to Purchase in Section 1, "Number of Shares; Proration," has been amended and restated in its entirety to read as follows:

      We will determine the proration factor <AS SOON AS PRACTICABLE> PROMPTLY following the Expiration Time.

(4) The first sentence in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 11 of the Offer to Purchase has been amended and restated in its entirety to read as follows:

      <AS PROMPTLY AS PRACTICABLE> PROMPTLY following the Expiration Time, we will accept for payment and pay for (and thereby purchase) shares validly tendered and not withdrawn prior to the Expiration Time.

(5) The first sentence in the second paragraph in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 12 of the Offer to Purchase has been amended and restated in its entirety to read as follows:

      We will pay for all of the shares accepted for payment pursuant to our offer <AS SOON AS PRACTICABLE> PROMPTLY after the Expiration Time.

(6) The first sentence in the third paragraph in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 12 of the Offer to Purchase has been amended and restated in its entirety to read as follows:

      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment <AS SOON AS PRACTICABLE> PROMPTLY after the Expiration Time.

(7) The third sentence in the third paragraph in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 12 of the Offer to Purchase has been amended and restated in its entirety to read as follows:

      Certificates representing all shares tendered and not purchased due to proration or because the Letter of Transmittal was not properly completed will be returned to the tendering shareholder <AS PROMPTLY AS PRACTICABLE> PROMPTLY after the Expiration Time without expense to the tendering shareholders.

FORWARD LOOKING STATEMENTS, PAGE 4

2. WE NOTE THAT YOU "ASSUME NO OBLIGATION, AND DO NOT INTEND, TO UPDATE THESE FORWARD-LOOKING STATEMENTS." THIS STATEMENT IS NOT CONSISTENT WITH YOUR OBLIGATION TO AMEND THE OFFER MATERIALS UNDER RULE 13E-4(E)(3) AND SHOULD BE DELETED.

      In response to the comment, the last sentence under the caption "Forward-Looking Statements," on page 5 of the Offer to Purchase has been deleted.

DETERMINATION OF VALID TENDER, PAGE 10

3. WE NOTE THAT YOU "RESERVE THE ABSOLUTE RIGHT TO WAIVE ANY OF THE CONDITIONS." IN THE EVENT YOU WAIVE A CONDITION, YOU MUST WAIVE IT FOR ALL HOLDERS. PLEASE REVISE ACCORDINGLY.

      In response to the comment, the fourth sentence under the subcaption "Determination of Valid Tender" in Section 3, "Procedures for Tendering Shares," on page 10 of the Offer to Purchase has been deleted.

CONDITIONS OF THE OFFER, PAGE 12

4. WE NOTE YOUR STATEMENT THAT YOU MAY ASSERT A CONDITION "BEFORE WE HAVE MADE PAYMENT FOR ANY OF THE SHARES." ALL CONDITIONS TO THE OFFER, OTHER THAN THOSE DEPENDENT UPON THE RECEIPT OF NECESSARY GOVERNMENT APPROVALS, MUST BE SATISFIED OR WAIVED BEFORE THE EXPIRATION OF THE OFFER AND NOT THE DATE SHARES ARE PAID FOR. PLEASE REVISE ACCORDINGLY.

      In response to the comment, the second sentence of the first paragraph in
Section 6, "Conditions of the Offer," page 12 of the Offer to Purchase, has been amended, in part, to read as follows:

      Notwithstanding any other provision of our offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend OUR OFFER and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after May 10, 2006, and before <WE HAVE MADE PAYMENT FOR ANY OF THE SHARES> THE EXPIRATION TIME (EXCEPT FOR ANY REQUIRED GOVERNMENTAL APPROVALS), any of the following shall have occurred:

5. WE NOTE THAT ANY CONDITION "MAY BE WAIVED BY US, IN WHOLE OR IN PART, AT ANY TIME AND FROM TIME TO TIME." IN THE EVENT YOU WAIVE A CONDITION, YOU MUST WAIVE IT FOR ALL HOLDERS.

      The language "in whole or in part, at any time and from time to time" refers to the conditions, not the holders. In order to eliminate any confusion, the first sentence of the penultimate paragraph in Section 6, "Conditions of the Offer," page 14 of the Offer to Purchase, has been amended as indicated in the response to comment 6.

6. THE ABILITY TO WAIVE A CONDITION "AT ANY TIME" AND TO ASSERT SUCH CONDITION "AT ANY TIME AND FROM TIME OR BEFORE EXPIRATION TIME" IMPLIES THE ABILITY TO WAIVE OR ASSERT A CONDITION AFTER EXPIRATION. ALL CONDITIONS TO THE OFFER, OTHER THAN THOSE DEPENDENT UPON THE RECEIPT OF NECESSARY GOVERNMENT APPROVALS, MUST BE SATISFIED OR WAIVED BEFORE THE EXPIRATION OF THE OFFER. PLEASE REVISE ACCORDINGLY.

      In response to comments 5 and 6, the first sentence of the penultimate paragraph in Section 6, "Conditions of the Offer," page 14 of the Offer to Purchase, has been amended and restated in its entirety to read as follows:

      The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Time regardless of the circumstances giving rise to any such condition (other than conditions that are proximately caused by our action or failure to act) and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion, BUT IN ANY CASE, PRIOR TO THE EXPIRATION TIME; PROVIDED, HOWEVER, THAT ANY SUCH WAIVER SHALL APPLY TO ALL SHAREHOLDERS.

7. THE LAST PARAGRAPH OF THIS SECTION CONTAINS LANGUAGE SUGGESTING THAT ONCE A CONDITION IS TRIGGERED, YOU MAY DECIDE IN YOUR REASONABLE JUDGMENT WHETHER IT IS ADVISABLE TO PROCEED WITH THE OFFER. PLEASE NOTE THAT WHEN A CONDITION IS TRIGGERED AND AN OFFEROR DECIDES TO PROCEED WITH THE OFFER ANYWAY, WE BELIEVE THAT THIS DECISION EFFECTIVELY CONSTITUTES A WAIVER OF THE TRIGGERED CONDITION(S). PLEASE CONFIRM TO US THE ISSUER WILL NOT RELY ON THIS LANGUAGE TO TACITLY WAIVE A CONDITION OF THE OFFER BY FAILING TO EXPRESSLY ASSERT IT

      In response to the comment, we confirm that PSB will not rely on the language cited to tacitly waive a condition of the offer by failing to expressly assert it.

8. WE NOTE YOUR STATEMENT THAT ANY DETERMINATION YOU MAKE WILL "BE FINAL AND BINDING." PLEASE REVISE THIS SENTENCE TO MORE PRECISELY DEFINE ITS SCOPE. IT APPEARS THAT YOUR INTERPRETATION OF THE TERMS OF THE TENDER OFFER MAY NOT NECESSARILY BE FINAL AND BINDING ON ALL PARTIES. FOR EXAMPLE, WHILE YOU MAY ASSERT AN OFFER CONDITION WHEN IT IS TRIGGERED, WHEN PARTIES CONTEST ASSERTED CONDITIONS, THE JUDGMENTS OF COURTS OF COMPETENT JURISDICTION ARE GENERALLY CONSIDERED FINAL AND BINDING IN SUCH MATTERS.

      In response to the comment, the last sentence of the penultimate paragraph in Section 6, "Conditions of the Offer," page 14 of the Offer to Purchase, has been amended and restated in its entirety to read as follows:

      Any determination by us concerning the events described above will be final and binding on all parties, SUBJECT, HOWEVER, TO ANY CONTRARY DETERMINATION WHICH MAY BE MADE BY A COURT OF COMPETENT JURISDICTION OR AN ADMINISTRATIVE OR REGULATORY AGENCY IN THE EXERCISE OF ITS LAWFUL AUTHORITY.

EXTENSION OF THE OFFERS TERMINATION; AMENDMENT, PAGE 21

9. WE NOTE YOUR STATEMENT ON PAGE 27 THAT YOU "EXPRESSLY RESERVE THE RIGHT, IN OUR SOLE DISCRETION, TO TERMINATE OUR OFFER." THE RIGHT TO INDISCRIMINATELY TERMINATE THE OFFER APPEARS TO BE SO BROAD AS TO RENDER THE OFFER ILLUSORY. PLEASE REVISE.

      In response to the comment, the first two sentences of the second paragraph in Section 14, "Extension of Offer; Termination; Amendment," page 21 of the Offer to Purchase, have been amended and restated in their entirety as follows:

      We also expressly reserve the right <IN OUR SOLE DISCRETION,> to terminate OR AMEND our offer <AND NOT ACCEPT FOR PAYMENT OR PAY FOR ANY SHARES NOT THERETOFORE ACCEPTED FOR PAYMENT OR PAID FOR. WE MAY ALSO, SUBJECT TO APPLICABLE LAW>, OR postpone ACCEPTANCE OR payment for the shares (SUBJECT TO THE REQUIREMENTS OF THE EXCHANGE ACT) upon the occurrence of any of the conditions specified in Section 6.

CLOSING COMMENTS

      I include with this letter a statement from PSB containing the acknowledgments requested under your Closing Comments and a marked copy of the Offer to Purchase.

      Please call me should you have any further questions concerning Amendment No. 1 to Schedule TO or this letter. My direct number is 715-261-7307.

                                    Very truly yours,

                                    RUDER WARE

                                    ARNOLD J. KIBURZ III

                                    Arnold J. Kiburz III

Enclosure

cc:   David A. Svacina
      Scott M. Cattanach

PSB
HOLDINGS, INC.


                                       June 2, 2006




Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20544-0303

Re:   Schedule TO-I Filed May 10, 2006
      SEC File No. 5-80482

Ladies and Gentlemen:

      In connection with its response to the comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Schedule TO-I of PSB Holdings, Inc. ("PSB"), and any amendments thereto (the "Filings"), PSB hereby acknowledges to the Commission that:

      1 The adequacy and accuracy of the disclosure in the Filings is the responsibility of PSB;

      2 Staff comments or changes to the disclosure in the Filings made in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the Filings; and

      3. Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                                       Very truly yours,

                                       SCOTT M. CATTANACH

                                       Scott M. Cattanach
                                       Treasurer

MARKED COPY FOR SEC



                              PSB HOLDINGS, INC.

                               OFFER TO PURCHASE

                                100,000 SHARES

                       PURCHASE PRICE:  $33.75 PER SHARE

                                 MAY 10, 2006

THIS OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON THURSDAY, JUNE 15, 2006, UNLESS THE OFFER IS EXTENDED. EXCEPT AS DESCRIBED IN SECTION 4, YOUR RIGHT TO
              WITHDRAW YOUR SHARES WILL ALSO EXPIRE AT THAT TIME.
                               _________________

      PSB Holdings, Inc. is offering to purchase up to 100,000 shares of common stock in a tender offer at a price of $33.75 per share. You may accept our offer and tender all or part of your shares by following the instructions in this Offer to Purchase and the enclosed Letter of Transmittal. Our offer is subject to the terms and conditions described in this document and related Letter of Transmittal.

      Our common stock is quoted on the OTC Bulletin Board under the symbol "PSBQ." On May 3, 2006, the bid and ask quotations for our common stock were $30.60 and $31.00, respectively. There is no active trading market for PSB's common stock and such prices may not reflect actual trades. See Section 7.

                              __________________

      PSB'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THIS OFFER. HOWEVER, NEITHER WE NOR OUR BOARD MAKES ANY RECOMMENDATION TO YOU CONCERNING THIS TENDER OFFER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY OF THEIR SHARES IN OUR OFFER. SEE SECTION 10.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AUTHORITY HAS APPROVED OR DISAPPROVED OF THE TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF OUR OFFER OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS


SUMMARY.......................................................................1

FORWARD-LOOKING STATEMENTS....................................................5

INTRODUCTION..................................................................5

THE OFFER.....................................................................5

      1.    Number of Shares; Proration.......................................5
      2.    Purpose of the Offer; Certain Effects of the Offer................7
      3.    Procedures for Tendering Shares...................................8
      4.    Withdrawal Rights................................................11
      5.    Purchase of Shares and Payment of Purchase Price.................11
      6.    Conditions of the Offer..........................................12
      7.    Price Range of Shares; Dividends.................................14
      8.    Source and Amount of Funds.......................................15
      9.    Certain Additional Information Concerning PSB....................15
      10.   Interests of Directors and Officers; Transactions and
            Arrangements Concerning the Shares...............................16
      11.   Effects of the Offer on the Market for Shares; Registration
            Under the Exchange Act...........................................17
      12.   Certain Legal Matters; Regulatory Approvals......................18
      13.   Material Federal Income Tax Consequences.........................18
      14.   Extension of Offer; Termination; Amendment.......................20
      15.   Fees and Expenses................................................21
      16.   Miscellaneous....................................................21


                       ADDITIONAL COPIES AND ASSISTANCE

      You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials without charge. Please contact Registrar and Transfer's Investor Relations Department at 1-800-368-5948 between 8:00 a.m. and 7:00 p.m., New York time, or via e-mail at info@rtco.com to request additional copies or if you have any questions or requests for assistance.

      You may also contact your local broker, dealer, commercial bank, trust company, or other nominee for assistance concerning our offer.
                                       i

                                    SUMMARY

      In this document, PSB Holdings, Inc. is also referred to as "PSB." The terms "we," "us," and "our," also refer to PSB Holdings, Inc. The terms "shares" and "stock" refer to shares of common stock of PSB.

      This summary highlights certain material information contained in this Offer to Purchase. It is not intended to be a substitute for the more detailed information about our offer that begins on page 5. We urge you to read the entire Offer to Purchase and the Letter of Transmittal carefully in order to understand the full details of our offer.

       Some common questions about our tender offer and our answers follow. The highlighted references to "Sections" refer to the detailed discussion of our offer that begins on page 5.

1.  Q:  IS PSB HOLDINGS OFFERING TO PURCHASE MY SHARES?
    A: Yes. We are offering to purchase up to 100,000 shares of our outstanding common stock from our shareholders. SEE SECTION 1.

2.  Q:  HAS THE BOARD APPROVED OR RECOMMENDED THIS OFFER?
    A: Our Board has approved the offer. However, we neither we nor our Board makes any recommendation regarding whether you should tender your shares or retain them. You must decide whether to tender your shares and, if so, how many shares to tender. We recommend that you discuss whether to tender your shares with your broker or other financial or tax advisor. SEE SECTION 2.

3.  Q:  WHO CAN ANSWER MY QUESTIONS ON THE TENDER OFFER?
    A: Please contact Registrar and Transfer's Investor Relations Department at 1-800-368-5948 between 8:00 a.m. and 7:00 p.m., New York time, or via e-mail at info@rtco.com if you have any questions or requests for assistance about the tender offer.

4.  Q:  WHAT IS THE PURCHASE PRICE?
    A:  We are offering to purchase your shares for $33.75 per share.  SEE
        SECTION 1.

5.  Q:  WHAT IS THE RECENT MARKET PRICE FOR PSB COMMON STOCK?
    A: Prices for our common stock are quoted on the OTC Bulletin Board. On May 3, 2006, the bid was $30.60 and the ask was $31.00. Although the market for our common stock is not active, we urge you to obtain more current market quotations for your shares before accepting our offer. SEE SECTION 7.

6.  Q:  HOW MUCH TIME DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES?
    A: You may tender your shares until our offer expires. As of the date of this document, our offer is scheduled to expire on Thursday, June 15, 2006, at 5:00 p.m., New York time, but we may choose to extend it at any time if we believe it is appropriate to do so. SEE SECTIONS 1 AND 14.

7.  Q:  HOW WILL I KNOW IF THE OFFER IS EXTENDED BEYOND JUNE 15, 2006?
    A: If our offer is extended, we will make a public announcement before 9:00 a.m., New York time, on the first business day after the offer was scheduled to expire. SEE SECTION 14.

8.  Q:  DO I HAVE TO TENDER ALL OF MY SHARES?
    A: No. Our offer is completely voluntary on your part. You may specify on the Letter of Transmittal the number of shares you wish to tender. If your stock certificate represents more
                                       -1-
        shares than you wish to tender, we will issue you a new certificate for the shares you do not tender. SEE SECTION 3.

9.  Q:  HOW DO I TENDER MY SHARES?
    A:  To tender all or any part of your shares,

    (circle)IF YOU HOLD CERTIFICATES IN YOUR OWN NAME, you must complete and sign a Letter of Transmittal (or a copy), and either mail or deliver to Registrar and Transfer Company:

         (circle)the Letter of Transmittal with any required signature guarantee and any other required documents, AND

         (circle)the stock certificates for your tendered shares

   (circle)IF YOU HAVE SHARES REGISTERED IN THE NAME OF A BROKER, DEALER,
      COMMERCIAL BANK, TRUST COMPANY, OR OTHER NOMINEE, you must contact that broker, dealer, commercial bank, trust company, or other nominee if you desire to tender your shares. SEE SECTION 3.

   (circle)If you are unable to deliver the certificates for the shares or the other required documents to Registrar and Transfer Company, you must comply with the guaranteed delivery procedure described in Section 3.

        You may contact Registrar and Transfer's Investor Relations Department for assistance at 1-800-368-5948 or via e-mail at info@rtco.com.

10. Q:  HOW DO I COMPLETE THE LETTER OF TRANSMITTAL?
    A: The following points will help you in filling out the Letter of Transmittal. Be sure to read the instructions included on the reverse side of the form. If you are not sure how to complete the form, please call Registrar and Transfer's Investor Relations Department at 1-800-368-5948.

       (circle)Enter your certificate numbers, number of shares, and number of shares being tendered. SEE DESCRIPTION OF CERTIFICATES SURRENDERED.

       (circle)Complete the order in which you want your shares purchased if more than 100,000 shares are tendered. SEE INSTRUCTION 3 OF THE LETTER OF TRANSMITTAL.

       (circle)Complete the "Odd Lot" information only if you own fewer than 100 shares and wish to sell all of your shares. SEE INSTRUCTION 4 OF THE LETTER OF TRANSMITTAL.

       (circle)If you have lost a certificate, complete the box on the first page and the Affidavit for Lost Stock Certificate(s) on the reverse side of the form. SEE INSTRUCTION 8. (Also see Q/A 12.)

       (circle)Complete the "Special Payment and/or Issuance Instructions" and
          "Special Delivery Instructions" portions only if you want someone else to receive the check, or shares are to be issued in someone else's name if you are not tendering all of your shares. SEE INSTRUCTIONS 1, 6, AND 7.

       (circle)Sign, date, and include your telephone number on the form.
          (Please be sure to sign your name(s) exactly as it/they appear in the registration on your certificate.)
                                       -2-
       (circle)Complete the Substitute Form W-9 on the top of the reverse side or you may be subject to backup withholding tax. (See Q/A 11 concerning Substitute Form W-9).

 11. Q: WHAT IS THE SUBSTITUTE FORM W-9 AND WHY DO I HAVE TO FILL IT OUT?
     A: The Substitute Form W-9 is an IRS requirement. If we do not receive it, the IRS will require that we deduct 28% from whatever monies are due you. You should fill out the spaces provided for your name, address, and social security number, and then sign and date this form. Only one social security number and signature is needed on the Substitute Form W-9 in the case of joint accounts. The Certificate of Awaiting Taxpayer Identification Number should be used if you are awaiting a social security number or other federal tax identification number. Remember, your Tax Identification (TIN), in most cases, is your social security number.

12. Q: WHAT HAPPENS IF MY CERTIFICATE(S) IS LOST, STOLEN, DESTROYED, OR NOT ACCESSIBLE TO ME?
    A: If you have lost a certificate, you should indicate under "Description of Certificates Surrendered" on the Letter of Transmittal that the certificate is lost, complete the section on the reverse side of the form called "Affidavit for Lost Stock Certificate(s)" and return it with the Letter of Transmittal along with a check to cover the lost stock certificate bond premium of 1.5% of the value of your shares (minimum $25.00). If your premium exceeds $1,500.00 you must contact Registrar and Transfer's Investor Relations Department at 1-800-368-5948.

13. Q:  CAN I CHANGE MY MIND AFTER I HAVE TENDERED MY SHARES?
    A: Yes. If you tender your shares and change your mind, you may withdraw your shares at any time before our offer expires. In addition, after our offer expires, if we have not accepted your shares for payment, you may withdraw your shares at any time after 5:00 p.m., New York time, on Thursday, July 6, 2006. SEE SECTION 4.

        To withdraw your shares, you must deliver a written notice of your withdrawal to us before the withdrawal deadlines described in the preceding paragraph. Your notice of withdrawal must specify your name, the number of shares to be withdrawn, and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to us. You may give notice by mail, courier delivery, personal delivery, or by facsimile to Registrar and Transfer Company. SEE SECTION 4.

14. Q: WILL I HAVE TO PAY A BROKERAGE COMMISSION OR STOCK TRANSFER TAX IF I TENDER MY SHARES?
    A: If you are a registered shareholder and tender your shares directly to us, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. SEE
        SECTION 3.

        If you instruct us in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. SEE
        SECTION 5.

15. Q: WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF SELLING MY SHARES IN THE TENDER OFFER?
    A: Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The cash you receive will be treated either as:

    (circle)a sale or exchange eligible for capital gains treatment; or

    (circle)a dividend likely subject to qualified dividend tax rates.
                                       -3-
        We believe that most of our shareholders will be able to report the sale as a capital gains transaction. SEE SECTION 13.

16. Q:  WILL YOU PURCHASE ALL OF THE SHARES I TENDER TO YOU?
    A: Yes, unless shareholders tender more than 100,000 shares. If more than 100,000 shares are tendered we will purchase shares based on the following order of priority:

   (circle)First, we will purchase shares from all holders of "odd lots" (less than 100 shares) who properly tender all of their shares.

   (circle)Second, we will purchase shares from all other shareholders who properly tender shares on a pro rata basis. As a result, we will purchase the same percentage of shares from each tendering shareholder in this second category. We will announce this proration percentage, if it is necessary, after our offer expires.

        As we noted above, we may also choose to purchase an additional 2% of the outstanding shares (approximately 34,055 shares), subject to applicable legal rules. SEE SECTION 1.

17. Q:  HOW AND WHEN WILL I BE PAID?
    A: You will be paid the purchase price, in cash, <AS SOON AS PRACTICABLE> PROMPTLY after the expiration of the offer and the acceptance of the shares for payment. No interest will be paid on the purchase price. There may be tax consequences to receiving this payment. SEE SECTIONS 1, 3, 5, AND 13.

18. Q:  HOW MANY SHARES WILL PSB PURCHASE?
    A: We will purchase up to 100,000 shares of our common stock pursuant to our offer. We also reserve the right to purchase additional shares up to 2% of the outstanding shares (approximately 34,055 additional shares), subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered. SEE
        SECTION 1.

19. Q:  HOW WILL YOU PAY FOR THE SHARES?
    A: We will need approximately $3,400,000 to purchase 100,000 shares and pay the estimated expenses of our tender offer. We expect to have sufficient cash to be able to pay for all shares tendered and the related expenses without borrowing funds. SEE SECTION 8.

20. Q:  IS YOUR OFFER SUBJECT TO ANY CONDITIONS?
    A: Yes. Our obligation to accept and pay for your tendered shares is conditioned upon the satisfaction or waiver of the conditions described in Section 6 of this document. SEE SECTION 6.

      WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION TO OUR SHAREHOLDERS AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON OUR BEHALF. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

                           FORWARD-LOOKING STATEMENTS

      This Offer to Purchase and our other filings with the Securities and Exchange Commission may both contain and incorporate by reference forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of PSB may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, expressions of beliefs or expectations that certain events may occur or are anticipated, and projections or statements of expectations. Risks, uncertainties, and assumptions relating to forward-looking statements include general business and economic conditions, changes in fiscal and monetary policies, increased competition, changes in customers' preferences for types and sources of financial services, the timely development and acceptance of new products and services, increased costs of operation (including increased funding costs), changes in laws and regulation that govern PSB's operations, increases in credit risks and losses, loss of key personnel, unforeseen liabilities arising from current or prospective claims or litigation, the inability to execute expansion plans, errors in the application of critical accounting policies, unanticipated adverse decisions by tax authorities, the inability to pay dividends, lack of marketability of PSB stock, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005 and from time to time in our other filings with the Securities and Exchange Commission after the date of that report. <WE ASSUME NO OBLIGATION, AND DO NOT INTEND, TO UPDATE THESE FORWARD-LOOKING STATEMENTS.>

                                 INTRODUCTION

      We invite our shareholders to tender up to 100,000 shares of our common stock to us at a price of $33.75 per share upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal.

      Our Board of Directors believes that the offer is in the best interests of PSB. See Section 2. If you desire liquidity, our offer provides you with an opportunity to sell all or a portion of your shares without the usual transaction costs associated with open market sales. If you do not accept our offer, your proportionate interest in our equity, and thus in our future earnings and assets, will increase subject to our right to issue additional shares and other equity securities in the future. See Section 2.

                                   THE OFFER

1.    NUMBER OF SHARES; PRORATION.

      Subject to the terms and conditions described in this Offer to Purchase, we will purchase up to 100,000 shares of our common stock at a price of $33.75 per share. To be purchased, shares must be validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Time. The term "Expiration Time" means 5:00 p.m., New York time, on Thursday, June 15, 2006, or such later date as we determine as the period of time during which our offer will remain open. If we extend our offer, the term "Expiration Time" will mean the latest time and date at which our offer, as so extended by us, expires. See Section 14 for a description of our right to extend, delay, terminate, or amend our offer.

      We reserve the right, in our sole discretion, to purchase more than 100,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (the
                                       -5-
"Commission"), we may purchase an additional amount of shares not to exceed 2% of the outstanding shares (a total of 34,055 additional shares) without amending or extending the offer. See Section 14.

      Certificates for all shares tendered and not purchased pursuant to the offer will be returned to the tendering shareholders at our expense <AS PROMPTLY AS PRACTICABLE> PROMPTLY following the Expiration Time. See "Proration" below, in this Section 1.

PRIORITY OF PURCHASES

      If more than 100,000 shares (or any greater number of shares as we may elect to purchase pursuant to the offer) have been validly tendered and not withdrawn, we will purchase validly tendered and not withdrawn shares on the basis set forth below:

   (circle)First, we will purchase all shares tendered and not withdrawn prior to the Expiration Time by any Odd Lot Holder who tenders all shares beneficially owned or held as record by such Odd Lot Holder; and

   (circle)Second, after purchase of all Odd Lot shares, we will purchase all other shares tendered and not withdrawn prior to the Expiration Time, on a pro rata basis as described below.

ODD LOTS

      For purposes of the offer, the term "Odd Lot shares" means all shares validly tendered prior to the Expiration Time and not withdrawn by an Odd Lot Holder. An "Odd Lot Holder" is any person:

   (circle)who owns beneficially or of record fewer than 100 shares, and

   (circle)who checks the appropriate box on the Letter of Transmittal.

This preference is not available to Odd Lot Holders who do not tender all of their shares or to beneficial or record holders of an aggregate of 100 or more shares, even if such holders have separate accounts or certificates representing fewer than 100 shares.

PRORATION

      In the event that more than 100,000 shares are tendered (or more than the maximum number of shares we will purchase if we decide to purchase more than 100,000 shares), the shares we will purchase from any one shareholder (other than Odd Lot Holders) will be pro rated. We will determine the proration factor <AS SOON AS PRACTICABLE> PROMPTLY following the Expiration Time. We will first purchase all Odd Lot shares. Proration for each shareholder who is not an Odd Lot Holder, will be based on the ratio of the number of shares tendered by each shareholder and not withdrawn to the total number of shares tendered by all shareholders, other than Odd Lot Holders, and not withdrawn. Any fractional shares resulting from the proration factor will be rounded up to the next full share. Because of the difficulty in determining the number of shares properly tendered and not withdrawn, and because of the Odd Lot procedure, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately three business days after the Expiration Time.

      As described in Section 13, the number of shares that we will purchase from a shareholder may affect the federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender shares. The Letter of Transmittal affords each
                                       -6-
tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

2.    PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

PURPOSE

      With our sale of trust preferred securities in 2005, we believe that we have more than adequate capital to fund currently anticipated growth of our Peoples State Bank subsidiary, whether through internal operations or appropriate acquisitions. Over the past several years, we have been purchasing approximately one percent of our outstanding shares in open market transactions. Given our current level of capital, our Board believes that the purchase of shares in a tender offer is a more attractive use of our financial resources.

      Our offer also provides some opportunities for benefits to our shareholders not present with past share purchases. Although prices for the shares are quoted on the OTC Bulletin Board, quotations may not reflect actual trades as transactions are sporadic and do not reflect an active trading market for the shares. Therefore, shareholders may receive a price in the open market that the Board believes may undervalue our stock. Moreover, shareholders may not always be able to find a ready buyer for their shares.

      Our offer also provides an opportunity for shareholders to sell shares for cash without the usual transaction costs associated with market sales. This alternative may be particularly attractive to Odd Lot Holders (shareholders owning fewer than 100 shares) as they may avoid not only the payment of brokerage commissions, but any applicable odd lot discounts payable on a sale of their shares.

CERTAIN EFFECTS OF THE OFFER

      Shareholders who do not tender their shares pursuant to our offer and shareholders who otherwise retain an equity interest as a result of a partial tender of shares or proration will continue to be shareholders. As a result, those shareholders will realize a proportionate increase in their relative equity interest in PSB and will bear the attendant risks associated with owning PSB stock. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. Shareholders may be able to sell non-tendered shares in the future on the OTC Bulletin Board or otherwise, at a net price significantly higher or lower than the purchase price in our offer.

       Our offer will reduce the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, and is likely to reduce the number of our shareholders. These reductions may result in lower stock prices and/or reduced liquidity in the trading market for our stock following completion of the offer.

      Because our directors and executive officers have advised us that they do not intend to tender any of their shares in our offer, the offer will increase the proportional holdings of our directors and executive officers. However, after termination of the offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any future sales by our directors and officers may be at prices that are higher or lower than the purchase price to be paid to our shareholders in our offer.

      Shares we acquire pursuant to our offer will be retained as treasury stock by us (unless and until we determine to retire such shares) and will be available for us to issue without further shareholder action
                                       -7-
(except as required by applicable law or, if retired, the rules of any securities exchange or over-the-counter market on which our shares may be listed in the future). Shares may be reissued for many purposes, including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business, and the satisfaction of obligations under existing or future stock option and employee benefit plans. We have no current plans for issuance of the shares repurchased pursuant to our offer.

OTHER TENDERS OR PURCHASES

      We may, in the future, purchase additional shares on the open market or in private transactions. We may also conduct additional tender offers. Any such purchases may be on the same terms as, or on terms that are more or less favorable to shareholders than, the terms of our offer. However, Rule 13e-4 promulgated under the Exchange Act, generally prohibits us and our affiliates from purchasing any shares, other than pursuant to our offer, until at least ten business days after the expiration or termination of our offer. Any possible future purchases by us will depend on several factors including, without limitation, the market price of our shares, the results of this offer, our business and financial position, and general economic and market conditions.

OTHER PLANS

      Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals, or negotiations underway that relate to or would result in:

(circle)any extraordinary transaction, such as a merger, reorganization, or liquidation, involving us or any of our subsidiaries;

(circle)any purchase, sale, or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole;

(circle)except as previously announced to our shareholders concerning David K.
      Kopperud, any change in our present board of directors or management or any plans or proposals to change the number or the term of directors or to fill any vacancies on the board (except that we may fill vacancies arising on the board in the future) or to change any material terms of employment of any executive officer (See Section 10);

(circle)any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;

(circle)any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

(circle)the suspension of our obligation to file reports under Section 13 of the Exchange Act;

(circle)the acquisition or disposition by any person of our securities (except by us pursuant to this offer); or

(circle)any changes in our articles of incorporation or by-laws that could impede the acquisition of control of us.
                                       -8-
3.    PROCEDURES FOR TENDERING SHARES.

PROPER TENDER OF SHARES

      For shares to be validly tendered pursuant to our offer:

       (circle)You must comply with the instructions set forth in the Letter of Transmittal and deliver the properly completed Letter of Transmittal, the certificates for your shares, and any other documents required by the Letter of Transmittal to us prior to the Expiration Time; or

       (circle)You must comply with the guaranteed delivery procedures described below.

      YOU MAY ELECT THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR STOCK, THE LETTER OF TRANSMITTAL, AND ANY OTHER REQUIRED DOCUMENTS. YOU ASSUME ALL RISKS ASSOCIATED WITH PROPER DELIVERY. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

SIGNATURE GUARANTEES

      A signature guarantee IS NOT REQUIRED if the Letter of Transmittal is signed by the registered holder(s) of the shares being tendered OR the shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch, or agency in the United States (each of these entities is referred to as an "Eligible Institution").

      A signature guarantee IS REQUIRED if the registered holder has completed the "Special Delivery Instructions" or the "Special Payment and/or Issuance Instructions" in the Letter of Transmittal. See Instructions 6 and 7 of the

Letter of Transmittal. For example, if a certificate for stock is registered in the name of a person other than the person executing the Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power. The stock power must be signed exactly as the name of the registered holder appears on the certificate or stock power guaranteed by an Eligible Institution.

GUARANTEED DELIVERY

      If you wish to tender shares under the offer and your certificates for shares are not immediately available or time will not permit all required documents to reach Registrar and Transfer Company prior to the Expiration Time, your tender will still be effective if all the following conditions are met:

    (circle)your tender is made by or through an Eligible Institution;

    (circle)a properly completed and duly executed Notice of Guaranteed
       Delivery in the form we have provided, is received by Registrar and Transfer Company, as provided below, prior to the Expiration Time; and

    (circle)Registrar and Transfer Company receives, within the period of three trading days after the date of execution of that Notice of Guaranteed Delivery, the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal, or a facsimile thereof, relating thereto, which has been properly completed
                                       -9-
       and duly executed and includes all signature guarantees required thereon and (2) all other required documents.

      For purposes of the guaranteed delivery procedure, a "trading day" is any day on which the New York Stock Exchange is open for business. A Notice of Guaranteed Delivery must be delivered to Registrar and Transfer Company by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

FEDERAL INCOME TAX BACKUP WITHHOLDING

      Under the federal income tax backup withholding rules, unless an exemption applies under applicable law and regulations, 28% of the gross proceeds payable to you or another payee pursuant to the offer must be withheld by us and remitted to the Internal Revenue Service. This withholding is not required if you or the other payee provides the appropriate taxpayer identification number (employer identification number or social security number) and certifies that such number is correct. IF YOU TENDER YOUR SHARES, YOU SHOULD COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 (INCLUDED AS PART OF THE LETTER OF TRANSMITTAL) TO AVOID BACKUP WITHHOLDING. See Instruction 10 of the Letter of Transmittal.

      WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF FEDERAL INCOME TAX WITHHOLDING REQUIREMENTS. For a discussion of certain federal income tax consequences to tendering shareholders, see
Section 13.

 DETERMINATION OF VALID TENDER

      All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt), and acceptance of any tender of shares (including proper completion of the Letter of Transmittal) will be determined by us, in our sole discretion. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in appropriate form or if we determine that acceptance of the shares may be unlawful. <WE ALSO RESERVE THE ABSOLUTE RIGHT TO WAIVE ANY OF THE CONDITIONS OF OUR OFFER OR ANY DEFECT OR IRREGULARITY IN ANY TENDER WITH RESPECT TO ANY PARTICULAR SHARES OR ANY PARTICULAR SHAREHOLDER.> We will not consider any particular tender of shares to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. We are not obligated to give you notice of any defects or irregularities in tenders. Neither we nor any of our directors, officers, employees, or agents will incur any liability for failure to give any such notice.

YOUR REPRESENTATIONS AND WARRANTIES; OUR ACCEPTANCE CONSTITUTES AN AGREEMENT

      You will have accepted the terms of our offer if you tender your shares and submit a properly completed Letter of Transmittal. Your tender and completion of the Letter of Transmittal also means that you are making the following representations and warranties to us:

   (circle)you have a "net long position" in the shares being tendered within the meaning of Exchange Act Rule 14e-4;

   (circle)the tender of shares complies with Rule 14e-4;

   (circle)you have full power and authority to execute the Letter of
      Transmittal and tender the shares; and
                                       -10-
   (circle)we will acquire good and marketable title free and clear of all liens, security interests, charges, encumbrances, or other obligations and that the shares are not subject to any adverse claims.

It is a violation of Rule 14e-4 for you, directly or indirectly, to tender shares for your own account unless, at the time of tender and at the end of the proration period or period during which the shares are accepted by lot (including any extensions thereof),

   (circle)you have a "net long position" equal to or greater than the amount of the shares tendered, and

   (circle)you will deliver the shares or cause the shares to be delivered in accordance with the terms of the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer.

 4.    WITHDRAWAL RIGHTS.

      Shares tendered pursuant to our offer may be withdrawn at any time prior to the Expiration Time. Unless we have accepted tendered shares for payment after the Expiration Time, you may also withdraw your shares at any time after 5:00 p.m. New York time, on Thursday, July 6, 2006.

      For a withdrawal to be effective, a written notice of withdrawal must be received by Registrar and Transfer Company before the applicable deadlines described in the preceding paragraph. You may deliver your withdrawal in person, by mail, courier delivery, or personal delivery. Any notice of withdrawal must include your name, the name of the registered holder (if different from your name), the number of shares tendered, and the number of shares to be withdrawn. If the certificates for shares to be withdrawn have been delivered to us, then, prior to the release of such certificates by us, you must also submit the serial numbers shown on the particular certificates for the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal. Our determination will be final and binding. We are not obligated to give notice of any defects or irregularities in any notice of withdrawal. Neither we, nor any of our directors, officers, or employees will incur liability for failure to give any such notice.

      You may not rescind a withdrawal. If the Expiration Time has not occurred, withdrawn shares may be validly retendered prior to the Expiration Time by again following one of the procedures described in Section 3.

      If we extend our offer, if we are delayed in the purchase of shares, or if we are unable to purchase shares pursuant to our offer for any reason, then, without prejudice to our rights under the offer, we may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.
                                       -11-
5.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

      <AS PROMPTLY AS PRACTICABLE> PROMPTLY following the Expiration Time, we will accept for payment and pay for (and thereby purchase) shares validly tendered and not withdrawn prior to the Expiration Time. In accordance with applicable regulations of the Commission, we may purchase an additional number of shares not to exceed 2% of our outstanding common stock pursuant to our offer without amending or extending the offer. If:

   (circle)we increase or decrease the price to be paid for the shares in our offer, or

   (circle)we increase the number of shares being sought in our offer by more than 2% of our outstanding common stock, and

   (circle)in either case, our offer is scheduled to expire at any time earlier than the 10th business day from, and including, the date that notice of such increase or decrease is first published, sent, or given in the manner specified in Section 14, our offer will be extended until the expiration of such period of 10 business days.

      We will pay for all of the shares accepted for payment pursuant to our offer <AS SOON AS PRACTICABLE> PROMPTLY after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to our offer will be made promptly (subject to possible delay in the event of proration), but only after timely receipt by us of certificates representing tendered shares and all properly completed documents required by this offer.

      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment <AS SOON AS PRACTICABLE> PROMPTLY after the Expiration Time. We do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five business days after the Expiration Time. Certificates representing all shares tendered and not purchased due to proration or because the Letter of Transmittal was not properly completed will be returned to the tendering shareholder <AS PROMPTLY AS PRACTICABLE> PROMPTLY after the Expiration Time without expense to the tendering shareholders. Under no circumstances will interest on the purchase price be paid by us because of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase any shares pursuant to our offer. See Section 6.

      In most cases, we will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to our offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by our offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

6.    CONDITIONS OF THE OFFER.

      Our obligation to accept your shares or to pay for your shares is subject to the conditions described below. Notwithstanding any other provision of our offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend OUR OFFER and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for
                                       -12-
payment of shares tendered, if at any time after May 10, 2006, and before <WE HAVE MADE PAYMENT FOR ANY OF THE SHARES> THE EXPIRATION TIME (EXCEPT FOR ANY REQUIRED GOVERNMENTAL APPROVALS), any of the following shall have occurred:

   (circle)there shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory, or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency, or tribunal that:

   (circle)challenges the acquisition of the shares pursuant to our offer or otherwise in any manner relates to or affects the offer;

    (circle)in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, or operations, taken as a whole;

   (circle)there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to our offer or to us by any legislative body, court, authority, agency, or tribunal which, in our reasonable judgment, would or might directly or indirectly:

   (circle)make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of our offer;

   (circle)delay or restrict us or render us unable, to accept for payment or pay for some or all of the shares;

   (circle)materially affect our business, condition (financial or other), income, operations, taken as a whole;

   (circle)it has been publicly disclosed or we have learned that:

   (circle)any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Commission on May 10, 2006 or otherwise known to us on such date); or

   (circle)any such person or group that on or prior to May 10, 2006, had filed such a schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

   (circle)there has occurred:

   (circle)any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;
                                       -13-
   (circle)a decrease of more than 10% in the market price of our common stock, the Dow Jones Industrial Average, the Nasdaq Composite Index, or the S&P 500 Composite Index since May 10, 2006;

   (circle)any change in the general political, market, economic, or financial condition in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or otherwise), income, operations, or ability to obtain financing generally, or the trading in our common stock;

   (circle)the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

    (circle)the commencement of a war, armed hostilities, or other international or national calamity directly or indirectly involving the United States; or

   (circle)in the case of any of the foregoing existing at the time of the commencement of our offer, in our reasonable judgment, a material acceleration or worsening thereof;

   (circle)a tender or exchange offer with respect to some or all of our common stock (other than our offer, or a merger, acquisition, or other business combination proposal for PSB, shall have been proposed, announced, or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);

   (circle)there has occurred any other event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in our business, condition (financial or other), income, operations, or stock ownership; and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the offer or with such acceptance for payment.

      The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Time regardless of the circumstances giving rise to any such condition (other than conditions that are proximately caused by our action or failure to act) and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion, BUT IN ANY CASE, PRIOR TO THE EXPIRATION TIME; PROVIDED, HOWEVER, THAT ANY SUCH WAIVER SHALL APPLY TO ALL SHAREHOLDERS. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time or before the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties, SUBJECT, HOWEVER, TO ANY CONTRARY DETERMINATION WHICH MAY BE MADE BY A COURT OF COMPETENT JURISDICTION OR AN ADMINISTRATIVE OR REGULATORY AGENCY IN THE EXERCISE OF ITS LAWFUL AUTHORITY.

      Our obligation to accept your shares or to pay for your shares is also subject to the condition, which cannot be waived by us, that the purchase of shares pursuant to the offer will not result in our common stock becoming eligible for deregulation under the Exchange Act.

7.    PRICE RANGE OF SHARES; DIVIDENDS.
                                       -14-
      Prices for our common stock are quoted on the OTC Bulletin Board. Prices are also published periodically in the Milwaukee Journal Sentinel. The following table sets forth, for the periods indicated, the high and low bid quotations on the OTC Bulletin Board and the dividends per share for the periods indicated. The quotations reflect bid prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions. There is no active established trading market for our common stock.

                           2005                        2004                      2003

Quarter         High       Low      Dividends   High   Low    Dividends  High    Low    Dividends
 1st           $32.15     $31.85      $   -   $35.00  $33.30   $    -   $24.86  $21.24   $    -
 2nd           $31.85     $30.75    $ 0.310   $34.75  $34.10  $ 0.300   $31.52  $24.86  $ 0.285
 3rd           $31.00     $30.65      $   -   $34.50  $32.75   $    -   $31.90  $31.43   $    -
 4th           $30.90     $29.25    $ 0.310   $32.75  $32.10  $ 0.300   $35.24  $31.43  $ 0.285

8.    SOURCE AND AMOUNT OF FUNDS.

      Assuming that we purchase 100,000 shares pursuant to the offer at a purchase price of $33.75 per share, we expect the maximum amount required to purchase shares pursuant to our offer and to pay related taxes, fees, and expenses will be approximately $3,400,000. We expect the full amount of our purchase obligation under our offer will be available from our general corporate funds.

9.    CERTAIN ADDITIONAL INFORMATION CONCERNING PSB.

GENERAL

      We are a Wisconsin corporation and own all of the stock of our principal subsidiary, Peoples State Bank. As a registered one-bank holding company under the Bank Holding Company Act of 1956, we file periodic reports with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Our office is located at the main office of the bank, 1905 W. Stewart Avenue, Wausau, Wisconsin 54401

      Through our bank subsidiary, we are engaged in general commercial and retail banking and operate eight full-service locations in the communities of Wausau, Rib Mountain, Weston, Marathon, Rhinelander, Minocqua, and Eagle River, Wisconsin.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We are subject to the informational filing requirements of the Exchange Act and accordingly, are required to file reports, statements, and other information with the Commission relating to our business, financial condition, and other matters, including information concerning our directors and officers and their remuneration and beneficial ownership of our common stock. You can inspect and copy our annual, quarterly, and special reports, proxy statements, and other information filed with the Commission at the Commission's public reference facilities, Room 1580, 100 F. Street, N.E., Washington, D.C. 20549; 233 Broadway, New York, New York 10279; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 100 F. Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

 SCHEDULE TO

      Pursuant to Exchange Act Rule 13e-4, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to our offer. Our Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in the preceding paragraph with respect to information concerning us.

INFORMATION INCORPORATED BY REFERENCE.

      The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Offer to Purchase incorporates by reference the descriptions of our compensation plans and agreements with our directors and executive officers contained under the captions "The Board of Directors - The Board - Certain Relationships and Related Transactions," "The Board - Compensation of Directors," and "Executive Officer Compensation - Employment and Change of Control Agreements" in our definitive proxy statement filed with the Commission on March 10, 2006

      WE RECOMMEND THAT YOU REVIEW OUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005, AND OUR PROXY STATEMENT DATED MARCH 10, 2006, AS WELL AS SUBSEQUENT FILINGS WITH THE COMMISSION IN CONNECTION WITH YOUR EVALUATION OF OUR TENDER OFFER.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

MATERIAL AGREEMENTS

      Except for outstanding options to purchase stock granted from time to time to certain employees (including executive officers) pursuant to our 2001 Stock Option Plan (see "Beneficial Ownership of Shares," below), neither we nor, to the best of our knowledge, any of our affiliates, directors, or executive officers is a party to any contract, arrangement, understanding, or relationship with any other person relating, directly or indirectly, to our offer with respect to any of our securities including, but not limited to, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents, or authorizations. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

BENEFICIAL OWNERSHIP OF SHARES

      As of May 1, 2006, we had 1,702,748 shares of stock issued and outstanding and options with respect to 19,794 shares were exercisable within 60 days of such date. The 100,000 shares that we are offering to purchase represent approximately 5.9% of the shares outstanding on May 1, 2006.

      The following table sets forth, based on statements filed with the Securities and Exchange Commission ("SEC") or information otherwise known to us, the name of each person believed by us to own more than 5% of our common stock and the number of shares of common stock held by each person.

                                 SHARES OF BANK STOCK    PERCENT OF
   NAME AND ADDRESS               BENEFICIALLY OWNED        CLASS
   The Banc Fund Company, LLC/          108,700             6.4%
   Charles J. Moore(1)
                                       -16-
   208 S. LaSalle Street
   Chicago, IL 60604

   Lawrence Hanz, Jr.                    92,893             5.5%
   2102 Clarberth
   Schofield, WI 54476

   (1) Shares held in various funds controlled by The Banc Fund Company, LLC, over which Mr. Moore exercises sole voting and dispositive power.

      The following table sets forth, based on statements filed with the SEC, the amount of common stock which is deemed beneficially owned on May 1, 2006, by each of our directors, each of the current executive officers named in the summary compensation table, and our directors and executive officers as a group. The amounts indicated include, as applicable, shares held by spouses and minor children, shares held indirectly in trust for the benefit of the directors and/or their spouses, children, or parents, shares held by businesses or trusts over which directors exercise voting control, and shares subject to exercisable options. The address of each person listed is c/o PSB Holdings, Inc., 1905 W. Stewart Avenue, Wausau, WI 54401.

                                                 SHARES OF STOCK    PERCENT OF
    NAME                                        BENEFICIALLY OWNED     CLASS
Gordon P. Connor                                      20,106(1)        1.2%
Patrick L. Crooks                                     16,788             *
William J. Fish                                       18,665           1.1%
Charles A. Ghidorzi                                      613             *
Gordon P. Gullickson                                   6,044             *
David K. Kopperud                                     20,502(2)        1.2%
Thomas R. Polzer                                      20,012           1.2%
William M. Reif                                        3,532             *
Thomas A. Riiser                                      17,556           1.0%
John H. Sonnentag                                      6,102             *
David A. Svacina                                      10,988(2)          *
Scott M. Cattanach                                       820(2)          *
All directors and officers as a group (12 persons)   141,728(2)        8.3%

*  Less than 1%
(1) Includes 6,331 shares held by two trusts for which beneficial ownership is disclaimed.
(2) Includes shares which may be acquired through the exercise of options on or before 60 days from the record date, March 1, 2006, for Mr. Kopperud, 8,973 shares; Mr. Svacina, 3,263; and Mr. Cattanach, 560 shares.

 RECENT TRANSACTIONS IN OUR STOCK

      Except as described herein, neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the stock during the 60 business days prior to the date hereof.
                                       -17-
      The following open market transactions occurred during the 60 days prior to the date hereof:

    Name             Date        Transactions      No. of Shares   Purchase Price
Gordon P. Connor    3/15/06       Sale             350 shares        $30.75
David K. Kopperud   3/15/06       Purchase         500 shares        $30.75
PSB                 3/17/06       Purchase       4,000 shares        $30.75

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

      Our purchase of shares pursuant to our offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of shareholders. One of the conditions of our offer to purchase, which cannot be waived by us, is that our purchase of shares pursuant to the offer will not result in our common stock becoming eligible for deregistration under the Exchange Act.

      Our common stock is not currently a "margin security" under the rules of the Federal Reserve Board.

12.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

      We are required, under certain circumstances, to provide prior notice to the Federal Reserve Board if the gross consideration to be paid for our common stock, when added to the amount paid for other purchases of common stock, during the preceding twelve-month period is equal to 10% or more of our consolidated net worth. We do not believe that such prior notice requirement is applicable to our offer and no other regulatory approval is required to purchase the shares pursuant to the offer.

13.   MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

      The following paragraphs describe the material United States federal income tax consequences of the sale of shares pursuant to our offer under the Internal Revenue Code of 1986, as amended (the "Code"). We recommend that you consult your own tax advisor as to the particular United States federal income tax consequences to you of tendering shares pursuant to our offer and the applicability and effect of any state, local, or foreign tax laws and recent changes in applicable tax laws.

GENERAL

      The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of shares pursuant to our offer. The discussion is based upon the provisions of the Code, Treasury regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial, or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, or shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local, or other tax laws that may be applicable to particular shareholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

CHARACTERIZATION OF THE SURRENDER OF SHARES PURSUANT TO THE OFFER TO PURCHASE
                                       -18-
      If you surrender shares to us pursuant to our offer, it will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, and foreign tax laws. The United States federal income tax consequences may vary depending upon your particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by you pursuant to our offer will be treated as a "sale or exchange" of such shares for United States federal income tax purposes if the receipt of cash upon surrender (1) is "substantially disproportionate" with respect to you, (2) results in a "complete redemption" of your interest in PSB, or (3) is "not essentially equivalent to a dividend" with respect to you (each as described below).

      If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, you will recognize gain or loss equal to the difference between the amount of cash received by you and your tax basis in the shares surrendered pursuant to our offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

      If none of the above three tests is satisfied, you will be treated as having received a distribution by us with respect to your shares in an amount equal to the cash received by you pursuant to our offer. The distribution will be treated as dividend income to the extent of our current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of our current or accumulated earnings and profits will be treated as a return of your tax basis in the shares, and then as gain from the sale or exchange of the shares. If you are treated as having received a distribution by us with respect to your shares, your basis in your remaining shares will generally be adjusted to take into account the return of your basis in the shares tendered.

      To the extent your distribution is dividend income from our current or accumulated earnings and profits, you may be eligible for the 15% (or possibly lower) tax rate for qualified dividend income. The determination of whether you are eligible for this lower tax rate will depend in large part on how long you have owned your shares. Although reduced tax rates apply to both capital gain and qualified dividend income, it may be more advantageous for you to qualify for the lower capital gain rate because doing so would ensure that you recover the entire basis of your shares tax free. We recommend that you consult your own tax advisers with respect to the tax rate and classification applicable to your distribution.

CONSTRUCTIVE OWNERSHIP

      In determining whether any of the three tests under Section 302 of the Code is satisfied, you must take into account not only the shares that are actually owned by you, but also shares that are constructively owned by you within the meaning of Section 318 of the Code. Under Section 318 of the Code, you may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that you have the right to acquire by exercise of an option or by conversion.

PRORATION

      Contemporaneous dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. You should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by you are tendered pursuant to our offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender by you will meet any of the three tests under
Section 302 of the Code.
                                       -19-
SECTION 302 TESTS

      Generally, the receipt of cash by you will be "substantially disproportionate" if the percentage of our outstanding shares actually and constructively owned by you immediately following the surrender of shares pursuant to our offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by you immediately before the sale of shares pursuant to our offer. There are additional tests which must be satisfied in order to qualify as a substantially disproportionate transaction. We recommend that you consult your tax advisors with respect to the application of the "substantially disproportionate" test to your particular situation.

      The receipt of cash by you will be a "complete redemption" if either (1) you own no shares either actually or constructively immediately after the shares are surrendered pursuant to our offer, or (2) you actually own no shares immediately after the surrender of shares pursuant to our offer and, with respect to shares of family members constructively owned by you immediately after our offer, you are eligible to waive (and effectively waive) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer, or employee of PSB is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

      Even if the receipt of cash by you fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, you may nevertheless satisfy the "not essentially equivalent to a dividend" test if your surrender of shares pursuant to our offer results in a "meaningful reduction" in your interest in PSB. Whether the receipt of cash by you will be "not essentially equivalent to a dividend" will depend upon your individual facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." If you are expecting to rely upon the "not essentially equivalent to a dividend" test, We recommend that you consult your own tax advisors as to its application in your particular situation.

CORPORATE SHAREHOLDER DIVIDEND TREATMENT

      If a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% or more of the dividend under Section 243 of the Code, subject to other applicable limitations. Corporate shareholders should, however, consider the effect of
Section 246(c) of the Code, which disallows a dividends received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in shares, the dividends received deduction may be reduced.

      In addition, amounts received by a corporate shareholder pursuant to our offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to our offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

      WE RECOMMEND THAT SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS REGARDING ANY POSSIBLE IMPACT ON THEIR OBLIGATION TO MAKE ESTIMATED TAX PAYMENTS AS A RESULT OF THE RECOGNITION OF ANY CAPITAL GAIN (OR THE RECEIPT OF ANY ORDINARY INCOME) CAUSED BY THE SURRENDER OF ANY SHARES TO US PURSUANT TO OUR OFFER TO PURCHASE.
                                       -20-
BACKUP WITHHOLDING

      See Section 3 with respect to the application of the United States federal income tax backup withholding.

14.   EXTENSION OF OFFER; TERMINATION; AMENDMENT.

      We expressly reserve the right, in our sole discretion, at any time and from time to time and for any reason, to extend the period of time during which our offer is open. If we extend our offer, it will also delay acceptance for payment of, and payment for, any shares. We may extend our offer by giving oral or written notice of extension to you and making a public announcement.

      We also expressly reserve the right <IN OUR SOLE DISCRETION,> to terminate OR AMEND our offer <AND NOT ACCEPT FOR PAYMENT OR PAY FOR ANY SHARES NOT THERETOFORE ACCEPTED FOR PAYMENT OR PAID FOR. WE MAY ALSO, SUBJECT TO APPLICABLE LAW>, OR postpone ACCEPTANCE OR payment for the shares (SUBJECT TO THE REQUIREMENTS OF THE EXCHANGE ACT) upon the occurrence of any of the conditions specified in Section 6. We must give oral or written notice of such termination or postponement to you and make a public announcement. Our reservation of the right to delay payment for the shares which have been accepted for payment is limited by Exchange Act Rule 13e-4(f)(5) which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

      Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and for any reason, to amend our offer in any respect (including, without limitation, by decreasing or increasing the consideration offered to holders of shares or by decreasing or increasing the number of shares being sought in our offer). Amendments to our offer may be made at any time and from time to time and will be effective upon public announcement by us. Public announcement, in the case of an extension, must be issued no later than 9:00 a.m., New York time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made pursuant to our offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change.

      If we materially change the terms of our offer or the information concerning the offer, or if we waive a material condition of our offer, we will extend the offer to the extent required by Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(2). These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for our shares or the number of shares being sought in our offer and, in the event of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and
(2) our offer is scheduled to expire at any time earlier than the 10th business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the offer will then be extended until the expiration of such 10 business days.

15.   FEES AND EXPENSES.

      We have retained our stock transfer agent, Registrar and Transfer Company, to act on our behalf with respect to the distribution of this Offer to Purchase and Letter of Transmittal to our shareholders. Registrar and Transfer Company will receive reasonable and customary compensation for its services,
                                       -21-
will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with our offer, including certain liabilities under federal securities laws. We will not pay fees or commissions to any broker, dealer, or other person for soliciting tenders pursuant to our offer. We will, however, upon request, reimburse brokers, dealers, and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding our offer and related materials to the beneficial owners of shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, or trust company has been authorized to act as our agent for purposes of our offer.

      We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares unless payment of the purchase price is to be made to, or shares not tendered or not purchased is to be registered in the name of, any person other than the registered holder; or if tendered shares are registered in the name of any person other than the person who executes the Letter of Transmittal.

  16.  MISCELLANEOUS.

      We are not aware of any jurisdiction where the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require our offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company, or other nominee to us.
                                       -22-